

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Naren Gursahaney
Chief Executive Officer
The ADT Corporation
1501 Yamato Road
Boca Raton, Florida, 33431

> **Re:** **The ADT Corporation**
> **Amendment No. 1 to Form 10-12B**
> **Filed May 25, 2012**
> **File No. 001-35502**

Dear Mr. Gursahaney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

Summary, page 1

Summary of the Spin-Off, page 6

1. We note your response to comment 5 in our letter dated April 10, 2012. However, please revise your summary disclosure on page 9 to briefly discuss the specific transactions you expect to complete that would result in you incurring new indebtedness. This includes entering into a new unsecured senior revolving credit facility for a commitment of up to $750 million. In addition, discuss the other indebtedness you expect to incur in an amount of $2.5 billion in connection with the spin-off. We note your disclosure on page 124. Further, please confirm your understanding that once you have provided the specific terms of your indebtedness in an amendment to this information statement, we may have further comments.

Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

2. In your revenue recognition policy here, and elsewhere as appropriate, please provide a description and nature of performance, cancellation, termination, or refund type provisions in your contracts, in particular the multiple-element type arrangements.

Subscriber System Assets and Related Deferred Cost and Deferred Revenue, page F-9

3. We note your response to comment 28 in our letter dated May 3, 2012. In order to clarify the pattern in which the economic benefits of the subscriber system assets and related deferred costs and deferred revenues are consumed, please disclose the average accelerated declining depreciation rate as a percentage of the total of this asset class within years 1 through 5, 6 through 10, and 11 through 15.

Note 5. Goodwill and Intangible Assets, page F-21

4. Furthermore, in order to clarify the pattern in which the economic benefits of the contracts and related customer relationship intangible asset disclosed on page F-21 are consumed, please disclose the average accelerated declining amortization rate as a percentage of the total of this asset class within years 1 through 5, 6 through 10, and 11 through 15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Alan Klein, Esq.
       Judith Reinsdorf, Esq.